Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2006

Jan H. Egberts, M.D.
President and Chief Executive Officer
NovaDel Pharma, Inc.
25 Minneakoning Road
Flemington, NJ 08822

> **Re: NovaDel Pharma, Inc.**
> **Form 10-KSB for Fiscal Year Ended July 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended**
> **January 31, 2006**
> **File No. 1-32177**

Dear Dr. Egberts:

We have reviewed your filings and have the following comments. We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended July 31, 2005

Management's Discussion and Analysis, page 17

1.   We believe your disclosure regarding research and development projects could be improved. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information in a disclosure-type format for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information requested above is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Controls and Procedures, page 36

2. Although you disclose that you carried out an evaluation of both the design and operation of your disclosure controls and procedures, you only conclude as to the effectiveness of the design of your controls. Further, your disclosure in the last two paragraphs appears to say that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. If true, the objective for the design of disclosure controls and procedures should be consistent with a conclusion from your principal executive and principal financial officer that the disclosure controls and procedures are effective at that "reasonable assurance" level. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives and your principal executive and principal financial officer concluded that your disclosure controls and procedures are operating effectively at a reasonable

assurance level. Please represent to us that you will clarify this information in future filings. If not true, please provide us an explanation.

Form 10-Q for the quarter ended January 31, 2006

Financial Statements, page 4

Note 6: Stock-Based Compensation, page 10

3.   We believe your disclosure regarding stock-based compensation arrangements could be improved. Please provide us the following information in a disclosure-type format:

- The amount of total compensation cost related to non-vested awards not yet recognized as of August 1, 2005 and the weighted-average period over which you expect to recognize consistent with paragraph A240h of SFAS 123R.
- The rate of forfeitures you used in computing your compensation cost consistent with the guidance in paragraph 43 of SFAS 123R.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jan H. Egberts, M.D.
NovaDel Pharma, Inc.
March 21, 2006
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief
                                Accountant